UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

        Form C: Offering Statement

        Form C-U: Progress Update

☑   Form C/A: Amendment to Offering Statement: Passing of President Matthew Plomin; revision of pre-money valuation to $20,000,000 and purchase price of security to $2.50 per share; entry into nonbinding term sheet with investor for Series A Preferred Stock Financing of $1,500,000. Please refer to page 33.

☑   Check box if Amendment is material and investors must reconfirm within five business days.

        Form C-AR: Annual Report

        Form C-AR/A: Amendment to Annual Report

        Form C-TR: Termination of Reporting

Name of issuer
W3i Software Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 2, 2022

Physical address of issuer
1281 Win Hentschel Blvd. Suite 1300, West Lafayette, IN 47906

Website of issuer
www.W3iSoftware.com

Name of intermediary through which the Offering will be conducted

ChainRaise LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
BankVista

Type of security offered
Class A Common Stock

Target number of Securities to be offered
20,000

Price (or method for determining price)
$2.50

Target offering amount (minimum)
$50,000

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:
Pro-rata basis
First-come, first-served basis

☑   Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$617,000

Deadline to reach the target offering amount
May 31st, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end (as of December 31, 2024)	Prior fiscal year-end (as of December 31, 2023)
Total Assets	$65,500	$255
Cash & Cash Equivalents	$65,500	$255
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$60,000	$100,000
Revenues/Sales	$140,733	$24,679
Cost of Goods Sold	$10,945	$0
Taxes Paid	$0	$0
Net Income (Loss)	$840	$(18,919)

Note to table: All amounts in USD.

The US jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Originally Filed June 20th, 2024

Amended May 7th, 2025

FORM C

Up to $617,000.00

W3i Software Inc.

Class A Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by W3i Software Inc., a Delaware corporation, (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A Common Stock of the Company (the "Securities").

Investors in the Securities ("Investors") are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000 and up to $617,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500 per Investor (which limit may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective Investor must complete the subscription process through the ChainRaise LLC (the "Intermediary") platform, and any individual Investor's purchase must be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason or no reason.

The Offering is being made through the Intermediary. The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$500	$25	$475
Aggregate Minimum Offering Amount	$50,000	$2,500	$47,500
Aggregate Maximum Offering Amount	$617,000	$30,850	$586,150

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
Note to table: all amounts in USD.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, the Commission has not made an independent determination that these Securities are exempt from registration. The Company filing this Form C, as may be amended from time to time, for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") must file a report with the Commission annually and post the report on its website at www.W3iSoftware.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act"), 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is May 7, 2025. The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act ;

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Exchange Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO THE CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C. IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT REGARDING LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

ONGOING REPORTING

The Company will file an electronic report with the Commission annually and post the report on its website no later than 120 days after the end of the fiscal year.

Once posted, the annual report may be found on the Company's website at:
www.W3iSoftware.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering (as described below), the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

W3i Software Inc. (the "Company") is a Delaware corporation formed on August 2, 2022.

The Company is located at 1281 Win Hentschel Blvd. Suite 1300, West Lafayette, IN 47906.

The Company's website is https://www.W3iSoftware.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

W3i Software Inc. is a software-as-a-service company committed to delivering cutting-edge, high-security, and high-assurance solutions for companies building on the Cardano blockchain ("Cardano") and other blockchains.

The Company's first customer is a financial technology ("fintech") company that is creating the USDM cryptocurrency stablecoin ("USDM"), a digital currency that is pegged to the U.S. Dollar ("USD"). The Company is creating the software solutions and integrations required to deliver USDM to Cardano and other blockchains. The licensing agreement for the custom software suite developed and provided by the Company stipulates that substantially all of the proceeds from the management of the USDM reserve are paid to the Company. The Company intends to build software that unlocks additional capabilities for other regulated businesses on Cardano and other blockchains.

The Offering (the "Offering")

Investment security type	Class A Common Stock
Minimum amount of Class A Common Stock being offered	US$50,000
Total Class A Common Stock outstanding after Offering (if minimum amount reached)	20,000
Maximum amount of Class A Common Stock	US$617,000
Total Class A Common Stock outstanding after Offering (if maximum amount reached)	246,800
Purchase price per Security	$2.50
Pre-money Valuation	$20,000,000
Minimum investment amount per investor	$500
Offering deadline	May 31, 2025
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The Company determined the share price of its Class A Common Stock in its Regulation CF offering based on its own comparable company analysis.

Voting Rights:

Our authorized common stock is divided into two series, denominated as "Class A Common Stock" and "Class B Common Stock." Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock will generally vote together as a single class on all matters, other than with respect to election of directors. For as long as a minimum of 1,000 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Class A Common Stock are outstanding, one (1) director (the "Class A Director") shall be elected by the holders of a majority of all of the outstanding shares of Class A Common Stock voting as a separate series. Any remaining directors shall be elected by the holders of a majority of the voting power of the outstanding shares of Class B Common Stock, voting as a separate series. The holders of our outstanding Class B Common Stock will hold approximately 99% of the voting power of our outstanding capital stock following this offering. Certain of our directors and executive officers will collectively beneficially own 3,389,581 shares of Class B Common Stock.

Description of Securities: The Company offers Class A Common Stock at Two Dollars and Fifty Cents ($2.50) per share. The following tiered benefits are available to qualifying investors:

a. $5,000 Tier
     i. Receive a 3% share bonus on the investment
     ii. Early notifications about new product and feature launches
     iii. Exclusive Class A investor benefits

b. $10,000 Tier:
     i. Receive an 8% share bonus on the investment
     ii. Selection of investor memorabilia
     iii. Exclusive Class A investor benefits
     iv. Priority on waitlists for future products

c. $25,000 Tier:
     i. Receive a 12% share bonus on the investment
     ii. Selection of investor memorabilia
     iii. Exclusive Class A investor benefits
     iv. Early access to alpha, and beta launches for new products
     v. VIP invitations to exclusive company events

Proxy Voting: The holders Class A Common Stock and Class B Common Stock shall vote together and not as separate classes on all matters submitted to a vote or for the consent of the stockholders of the Company.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are raising and intend to continue to raise additional capital to grow our business, and we may not be able to raise capital on terms acceptable to us or at all. In addition, any inability to generate or obtain such capital may have a material adverse effect on our business, prospects, financial condition, cash flow, and results of operations.

In order to support our growth and respond to business challenges, such as developing new features or enhancements to our products and services to stay competitive, acquiring new technologies, and improving our infrastructure, we have made significant financial investments in our business and we intend to continue to make such investments. As a result, we are currently engaging and may need to continue to engage in additional equity or debt financings to provide the funds required for these investments and other business endeavors.

In February 2025, we entered into a nonbinding term sheet (the "Term Sheet") with certain affiliates of Input Output Global, Inc. (the "Investor"), the blockchain engineering company responsible for building and developing the Cardano blockchain platform, for a proposed Series A Preferred Stock financing of $1,500,000 at a price of $1.00 per share (the "Financing"). The Investor also provided us with an advance on the proceeds of the Financing in February 2025. The proposed terms include customary preferred stock rights and preferences, including: (i) a liquidation preference with participation rights; (ii) protective provisions requiring preferred stockholder approval for certain corporate actions; (iii) the right of the Investor to designate one member of our board of directors (the "Board"); (iv) redemption rights exercisable after seven years; (v) weighted average anti-dilution protection; and (vi) registration rights and information rights. The Term Sheet also contemplates the Investor's right to purchase an additional $500,000 of preferred stock at a price of $1.00 per share within 18 months following closing.

There can be no assurance that we will successfully close the Financing on the terms described in the nonbinding term sheet, or at all. If we fail to complete the Financing, we may need to seek alternative funding on less favorable terms or reduce planned operations, and we will return the advance on the proceeds to the Investor. The negotiation process may divert management attention from day-to-day operations, and Investor governance rights could delay decision-making.

In addition, upon the successful completion of the Financing, debt totaling $40,000 previously issued to two investors under SAFE notes will convert to an additional 50,000 shares of Series A Preferred Stock. Upon closing of the Financing, the Company's total authorized shares will be increased to 10,550,000, to accommodate these conversions as well as the Investor's purchase of 1,500,000 shares of Series A Preferred Stock, which will dilute ownership by existing stockholders. Additionally, if the Investor exercises its option to purchase additional shares, existing stockholders will experience further dilution.

As we continue to raise additional capital to grow our business, we may not be able to raise needed cash on terms acceptable to us or at all. Financing may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be significantly lower than the current price per share of our common stock. The holders of new debt or equity securities may also have rights, preferences, or privileges that are senior to those of existing holders of common stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

If we raise additional funds through equity or convertible debt issuances, our existing stockholders may suffer significant dilution and these securities could have rights, preferences, and privileges that are superior to those of holders of our Class A common stock. If we obtain additional funds through debt financing, we may not be able to obtain such financing on terms favorable to us. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired and our business may be adversely affected, requiring us to delay, reduce, or eliminate some or all of our operations.

The Company's success depends on the continued service and availability of the board of directors, its executive officers, and other key employees and personnel.

On November 18, 2024, the Company announced with great sadness the untimely passing of its co-founder and President of the Company, Matthew Plomin, on November 14, 2024, due to health complications. The Company subsequently implemented pre-existing disaster recovery plans to address immediate operational needs, including a temporary pause on minting and burning. Much of the Company's future success depends on the continued availability and service of key personnel, including its CEO, its executive team, and other highly skilled employees and personnel. Experienced personnel in the blockchain industry are in high demand and competition for their talents is intense. Necessary implementation of emergency succession plans and the sourcing of talent could delay development, increase expenses, and divert management's attention from our business. The loss of any member of the Board, executive officers, or other key employees or personnel could harm the Company's business, prospects, financial condition, cash flow, and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

As disclosed herein, the co-founder and President of the Company, Matthew Plomin, died on November 14, 2024. The Company did not purchase any insurance policy with respect to him, and has not purchased any insurance policy with respect to any member of the Board, executive officer, or key employee or other personnel, in the event of their death or disability. Therefore, if any key individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

We are building our products on the Cardano blockchain and depend on its developmental progress.

Our technology is built for use on the Cardano blockchain, which is presently in its developmental stages. It is imperative to recognize that Cardano's full developmental roadmap is not yet complete, introducing inherent uncertainties that may affect our business. These uncertainties are primarily related to the unpredictability of Cardano's future developments, technological advancements, and implementation timelines. Any deviations, delays, or unmet objectives in Cardano's roadmap could materially impact the functionalities and efficiencies we rely on for our blockchain-based services and have a material adverse effect on our business, prospects, financial condition, cash flow, and results of operations. Further, there are currently no at-scale fiat-backed stablecoins in circulation on the Cardano blockchain. Stakeholders should be aware that these developmental uncertainties with Cardano could lead to operational disruptions, strategic realignments, or performance issues for our business. Our ability to adapt to these changes in the Cardano ecosystem is a significant factor in managing potential risks to our operational effectiveness and long-term viability.

Our business faces potential risks from increased governmental regulation of stablecoins and the emergence of central bank digital currencies ("CBDCs").

Our business, closely associated with customers building stablecoins, faces potential risks from increased governmental regulation in this sector. The evolving regulatory landscape for stablecoins, marked by heightened scrutiny and potential new rules, could significantly limit the viability and operational flexibility of our customers' stablecoin offerings.

Additionally, the emergence and potential adoption of government-issued CBDCs represent a notable development in the digital currency space. The introduction of CBDCs could disrupt the current market for stablecoins by providing an alternative that is directly backed and regulated by central banks. This could lead to a shift in consumer and market preferences away from privately issued stablecoins, adversely affecting our customers engaged in this sector.

These factors—increased regulation of stablecoins and potential competition from CBDCs—could have a material impact on the stability and profitability of our customers' businesses. Consequently, our reliance on the success and viability of our customers' stablecoin activities may affect our business, prospects, financial condition, cash flow, and results of operations.

The Company faces enhanced operational and cybersecurity risks due to a predominantly remote workforce.

Our Company operates with a predominantly remote workforce, which introduces enhanced operational and cybersecurity risks. Reliance on technologies in non-traditional work settings may result in limitations or reduced reliability of networks, information systems, applications, and other tools crucial to our employees and service providers.

The security infrastructure may not match the robustness of centralized corporate offices. Despite implementing comprehensive technical and administrative safeguards, the dispersed nature of our workforce increases our exposure to cybersecurity threats. This could lead to potential data breaches, financial losses, or disruptions in business operations. The effectiveness of our data security and privacy measures in this dispersed work environment cannot be fully guaranteed. Risks persist related to remote access of Company data and systems, which could compromise data integrity and privacy.

Additionally, managing a workforce that predominantly operates outside of traditional office settings poses unique operational challenges. Our efforts to address these issues aim to minimize their impact on our business efficiency. Nonetheless, the inherent risks associated with this working model, particularly in terms of cybersecurity and operational efficacy, could adversely affect our business, prospects, financial condition, cash flow, and results of operations.

Intense competition and market challenges may impede our rapid growth.

Our Company's recent rapid growth brings forth complex challenges, particularly in scaling our operational capacities, including risk management, technology, sales and marketing, compliance, and finance and accounting. Efficiently managing these expanded demands is crucial, as any shortcomings in these areas could adversely affect our business, prospects, financial condition, cash flow, and results of operations.

Simultaneously, our growth trajectory depends significantly on our ability to retain and attract customers, enhance our product offerings, and increase volumes and revenues from both existing and new customer bases. The sustainability of our growth is not guaranteed and is subject to market dynamics and customer preferences.

Compounding these challenges is the intense competition within our industry. Our ability to maintain and improve our competitive position is critical. Failure to effectively compete could harm our operating results, diminish our market share, and negatively impact our overall business performance.

The interplay of these factors—effective management of rapid growth, the imperative of sustainable expansion, and the necessity to remain competitive—collectively represents a multifaceted risk to our business, prospects, financial condition, cash flow, and operating results. Our success hinges on our ability to adeptly navigate these concurrent pressures.

The Company's limited operating history in a volatile and evolving blockchain industry may make it difficult for potential Investors to evaluate its likely performance.

Our Company's operations, established less than two years ago in the blockchain industry, are subject to heightened risks due to our limited operating history. Blockchain technology's rapidly changing nature, fluctuating market conditions, and evolving regulatory frameworks compound these risks. The lack of a long-term operational track record in this sector impedes our ability to forecast future performance with a high degree of certainty. Our inexperience in navigating the inherent volatility and uncertainties of the blockchain industry may affect our strategic decision-making and adaptability. Investors are cautioned that our brief history in this sector presents significant risks to our business stability and growth prospects. The unpredictable nature of the blockchain industry may adversely impact our business, prospects, financial condition, cash flow, and results of operations.

Any events that adversely affect our brand and/or reputation may also materially affect our business, prospects, financial condition, cash flow, and results of operations.

Our Company's success is closely linked to the strength and positive perception of our brand and reputation. Failure to effectively develop, maintain, and enhance our brand could have a detrimental impact on our business operations and financial condition. Brand image plays a crucial role in customer trust and market positioning, and any shortcomings in brand management could adversely affect our business performance and growth prospects.

In addition to internal brand management efforts, external factors such as media coverage also significantly influence our brand perception. Unfavorable media coverage, whether accurate or not, can negatively impact our reputation, affecting customer trust and business relationships. Such negative publicity could lead to a decrease in customer base, a reduction in revenue, and overall harm to our business.

Effective brand and reputation management is therefore essential. We must actively work to foster a positive public image and mitigate the impact of any unfavorable media attention. Failure to manage these aspects effectively could adversely affect our business, prospects, financial condition, cash flow, and results of operations.

Regulatory developments in blockchain could adversely impact our business, prospects, financial condition, cash flow, and results of operations.

Our business model, centered around serving clients operating within the blockchain sector, inherently faces indirect risks from regulatory changes in blockchain and cryptocurrency laws. As regulatory landscapes evolve, particularly in key jurisdictions affecting blockchain technology, including, but not limited to, the United States, these changes could adversely impact our clients ' business operations. This, in turn, could influence their demand for our services and our business performance.

We caution that the blockchain sector is subject to an unpredictable and rapidly changing regulatory environment. Amendments to existing regulations or the introduction of new regulatory frameworks could impose unforeseen compliance burdens on our clients. Such developments may necessitate strategic adjustments in our service offerings and operational methodologies to align with these new regulatory demands. Given our business's interdependence with our clients' regulatory compliance in the blockchain sector, we acknowledge this as a potential risk factor. Our ability to effectively navigate and adapt to these regulatory shifts is critical in mitigating their adverse impact on our business, prospects, financial condition, cash flow, and results of operations.

New technologies may make our products and services obsolete or unneeded.

Our Company, operating in the software industry, faces inherent risks associated with rapid technological advancements. The continual emergence of new technologies, methodologies, and platforms could render our existing products and services less competitive or even obsolete. Developments such as advancements in cloud computing, artificial intelligence, and other emerging technologies could shift market preferences and demand away from our current offerings. The proliferation of alternative software solutions and delivery models, especially those leveraging the Internet and mobile technology, could lower entry barriers for competitors.

This could lead to increased competition, potentially impacting our market share and profitability. The software industry's fast-paced evolution presents challenges in staying ahead of emerging trends and consumer behavior shifts. Failure to adapt to these technological changes and meet our market's evolving needs could negatively affect our business operations and financial performance. We recognize that our ability to anticipate and respond effectively to technological changes and market trends is crucial in maintaining our competitive edge and ensuring the long-term viability of our products and services.

Any interruption in our relationships with third parties or failure to develop new partnerships may have a material adverse impact on our business, prospects, financial condition, cash flow, and results of operations.

Our Company's future development and growth are contingent upon a range of factors, many of which are challenging to forecast and are significantly influenced by external parties, including, but not limited to, Moneta Digital LLC (a subsidiary of the Company, and formerly Mehen Finance LLC), The Cardano Foundation, Input-Output Global, Emurgo, Intersect and other Cardano governing bodies, the Community of Cardano stake pool operators, and software providers. This reliance on external partnerships and collaborations for critical aspects of our business introduces additional risk factors. Our capacity to deliver our services is largely contingent upon these relationships and other relationships with financial institutions and entities.

Maintaining these existing third-party relationships is crucial for our ongoing operations. Similarly, our ability to forge new partnerships is fundamental to expanding our service offerings and customer base. Failure to sustain these current relationships, or challenges in establishing new ones, could adversely affect our capacity to provide services.

This dependence on third parties places our business in a position where external factors, often beyond our direct control, can significantly impact our operational capabilities. Consequently, any disruption or deterioration in these third-party relationships could adversely impact our service delivery, customer satisfaction, business, prospects, financial condition, cash flow, and results of operations.

Our Company's growth and operational effectiveness are closely tied to our ability to adapt to rapid technological changes.

The technology industry, particularly software development, is characterized by fast-paced changes in technology, client requirements, and industry standards. To remain competitive, it is essential that we consistently update and enhance the functionality, features, and performance of our websites, technology infrastructure, and product offerings.

This necessitates significant and ongoing investments in hosting, network infrastructure, software capabilities, and product development. However, there are inherent risks associated with these efforts. We may face challenges such as unanticipated system disruptions, slow application performance, or reliability issues, all of which could negatively impact our reputation and our ability to attract and retain customers. Additionally, developing and introducing new products or enhancements require substantial resource investment and may encounter technical or operational difficulties, leading to delays or failures in market introduction.

Moreover, the emergence of new industry standards, programming languages, or competitor products using advanced technologies could render our existing solutions less competitive or even obsolete. Our ability to swiftly and effectively respond to these market changes and technological advancements is crucial. Failure to do so could result in a loss of market share, increased operational costs, and a decline in our overall business, prospects, financial condition, cash flow, and results of operations. Our success in current and new markets will depend on our ability to enhance existing products, successfully develop and introduce new offerings, and adequately address product defects or integration challenges.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps we take may not prevent the misappropriation of our technology or other proprietary assets. Our efforts to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of others 'proprietary rights, which are sometimes not clear or may change. Litigation can be time-consuming and expensive, and the outcome can be difficult to predict.

Industry consolidation may result in increased competition, which could result in customer loss or revenue reduction.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, larger marketing budgets, and greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure, where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business, prospects, financial condition, cash flow and results of operations.

We may be subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the U.S. and various foreign jurisdictions.

Significant judgment is required to determine our income tax provision and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our business, prospects, financial condition, cash flow and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary and are not required to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements.

A pandemic such as the Coronavirus (COVID-19) outbreak may materially adversely affect the company's business operations.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease ("COVID-19") a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide, and several new strains and resurgences of the virus have arisen since the initial outbreak. The Company's business could be materially and adversely affected by any resurgence of COVID-19 or any similar pandemic. The extent to which COVID-19, or any other pandemic, impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's business, prospects, financial condition, cash flow, and results of operations may be materially adversely affected.

Risks Related to the Securities

The Class A Common Stock will not be freely tradable until one year from the initial purchase date. Although it may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Common Stock. Because Class A Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Class A Common Stock may also adversely affect the price that you might be able to obtain for the Class A Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Therefore, Investors in the Company will not receive any of the benefits such registration would otherwise provide. Prospective investors must, therefore, assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on your investment.

There is no assurance that a Purchaser will realize a return on their investment or that they will not lose their entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and consult with their attorney and business advisor before making any investment decision.

The Company has the right to extend the Offering deadline, and your investment may continue to be held in escrow until the extended deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

Investors shall have no inspection or information rights.

Investors will not have the right to inspect the Company's books and records or to receive financial or other information from the Company other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Risks Related to the Common Stock Tokens

The Company intends to tokenize its securities as part of its longer-term strategy. If we are not able to make the Common Stock Tokens available to holders of our Class A Common Stock, we may incur significant damage to our reputation, which could have a material adverse effect on our business, prospects, financial condition, cash flow, and results of operations.

We believe that crypto assets have the potential to profoundly change the way society does business, including the business of managing and using shares of common stock. Our intention with this offering is to have our Class A Common Stock represented by a digital token so that it is easy for holders of our Class A Common Stock to manage, store and use their Class A Common Stock. It is possible that we may not be able to, in a timely manner, create the technology to make the Common Stock Tokens available to holders of our Class A Common Stock, and it possible that even if we were able to make the Common Stock Tokens available, transaction fees or other technological restrictions from the blockchain network that underlies the Common Stock Tokens may make the Common Stock Tokens too expensive or too complicated for holders of Class A Common Stock to use. If we are not able to make Common Stock Tokens available, or if the Common stock Tokens that we make available are too complicated or expensive for holders of our Class A Common Stock to use, we could be perceived as having failed to live up to our business mission and our reputation could be severely damaged. If our reputation was damaged as a result of this failure, it could have a material adverse effect on our business, prospects, financial condition, cash flow, and results of operations.

BUSINESS

Description of the Business

W3i Software Inc. (the "Company" or "W3i") is a software company committed to delivering cutting-edge, high-security, and high-assurance solutions for companies building on Cardano and other blockchains, including the fintech company actively building the first fiat-backed stablecoin on the Cardano blockchain.

The Company's first customer is a fintech company creating the fiat-backed cryptocurrency stablecoin, USDM, a digital currency pegged to the U.S. Dollar ("USD"). The Company is creating the software solutions and integrations required to deliver USDM to Cardano and other blockchains. The licensing agreement for the custom software suite developed and provided by the Company stipulates that substantially all of the proceeds from the management of the USDM reserve are paid to the Company.

The Company intends to build full-operational-suite software solutions that enable regulated businesses to operate in a complementary fashion on Cardano and other blockchains.

Business Plan

W3i's initial product offering is the software powering USDM. The token ($USDM) is a stablecoin and, therefore,' pegged 'to and backed by USD. Users may exchange one dollar for one USDM token and can redeem one USDM token for one dollar in return. W3i is building all relevant software required to interact with the Cardano blockchain, manage customer profiles, interact with customers' bank accounts, and manage distributions to and from the USDM Reserve accounts.

We specialize in building high-security and high-assurance software solutions for businesses operating within the blockchain industry. With a focus on innovation and reliability, we cater to regulated industries requiring robust and compliant technology solutions.

While initial software deployments from W3i are being built on the Cardano blockchain, W3i has the opportunity to leverage the existing customer relationships and software architecture to assist customers in expanding their products to other eUTxO-style blockchains. Specific technology deployments, for example, those requiring privacy-preserving features, may be done on other blockchains.

Following the completion of the software powering the USDM stablecoin, W3i plans to build additional capabilities to support the regulated fintech industry's transition to blockchain technology.

History of the Business

Founded as Mehen Innovations Inc. in June 2022 by Matthew Plomin and Steven Fisher, W3i began building a stablecoin minting, burning, and distribution platform for the Cardano blockchain.

Immediately thereafter, fellow Cardano community members Jillian Plomin and Jim Meidinger joined the founders to help build the foundational team of workers now serving W3i as executive leadership and software development staff.

W3i has secured partnerships with multiple decentralized exchanges and Cardano-based businesses to incorporate the USDM stablecoin onto their platforms, including WingRiders, MuesliSwap, MinSwap, SundaeSwap, GoKey, Veralidity, Spectrum, Mercury, Tevin, FluidToken, PBG Capital, SaturnSwap, MAV100, Genius Yield, Eternl Wallet, Demu Protocol, AXO, VyFi, DripDropz, AdaHandle, ADAO, Summon Platform, Hoskinson Family Office, and others.

In December 2023, Mehen Innovations Inc. changed its official corporate name to W3i Software Inc. The Company's developer team is now finalizing the elements of the stablecoin platform, which was launched for business users in March of 2024. A full retail launch is planned for Q3 of 2024.

The Company's Products and/or Services

Product / Service	Description	Current Market
Software powering the USDM Stablecoin	Software that executes the following functions: • Establishing and managing user accounts • Completing retail and business KYC/AML checks • Transferring USD to and from the Stablecoin Reserve • Executing customer support and compliance functions • Minting, burning and transferring the USDM token on-chain • Ancillary software services and support	Global

Describe any anticipated products/services being developed/tested and their markets, and if they will completed or introduced using the proceeds of the offering.

The proceeds of the offering will be used to execute W3i's business plan, which includes building a modified deployment of our software suite for stablecoins. This will enable our customers to launch the USDM stablecoin on other new and existing eUTxO-style blockchains, including, but not limited to, Bitcoin, Ergo, and Midnight.

Competition

Our initial client is the company making the USDM stablecoin, and we are their exclusive provider of related operational software. This relationship is secured by a software licensing and support agreement that passes all net revenues from operating the USDM Stablecoin Reserve to W3i. Therefore, competition for the USDM stablecoin can be considered a relevant factor when judging our potential performance.

There are currently no at-scale fiat-backed stablecoins in circulation on the Cardano blockchain. The most widely adopted competitor, DJED, is an algorithmically backed stablecoin similar to TerraUSD with backing by Cardano's cryptocurrency, ADA, at a ratio of 4:1. Other stablecoins in development are backed by other Cardano native assets, alternative algorithms, gold, and real estate.

Beyond stablecoin competitors, a wide range of general-purpose software companies that operate on Cardano could also be considered potential competitors. None of these software companies have outwardly engaged the US-regulated financial sector, but they have the potential to enter this market.

Describe any material history such as bankruptcy, stock split, merger, acquisition or significant change to the business
None

If the company is controlled by a managing entity, then provide name and contractual terms
None

Governmental/Regulatory Approval and Compliance

As a software service company, we are subject to industry-specific regulations, potentially including but not limited General Data Protection Regulation (GDPR), ePrivacy Regulation (ePR), ePrivacy Directive (Cookie Law), California Consumer Privacy Act (CCPA), California Privacy Rights Act (CPRA), Children's Online Privacy Protection Act (COPPA), the Federal Trade Commission Act, Fair Labor Standards Act (FLSA), EU-US Data Privacy Framework, Cybersecurity Information Sharing Act (CISA), and various state regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is not operated by a managing entity.

Other

The Company's principal office address is 1281 Win Hentschel Blvd. Suite 1300, West Lafayette, IN 47906.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists how the proceeds of the Offering will be used if the Minimum and Maximum Amounts are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$2,500	5%	$30,850
Estimated Attorney Fees	5%	$2,500	5%	$30,850
Estimated Accountant/Auditor Fees	1%	$500	3%	$18,510
General Marketing	10%	$5,000	10%	$ 61,700
Research and Development	10%	$5,000	10%	$ 61,700
Future Wages	0%	$0	33%	$203,610
Repayment of Debt	0%	$0	0%	$0
General Working Capital	69%	$34,500	34%	$209,780
Total	**100.00%**	**$50,000**	**100.00%**	**$617,000**

The Use of Proceeds chart does not include fees paid for using the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in preparation for the campaign and are due in advance of the campaign's closing.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The managing entity's directors or managers are listed below, along with all positions and offices held at the managing entity, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Jillian Plomin has served as Chief Executive Officer and Director of W3i Software Inc. since its formation on August 2, 2022. She leads the Company's strategic vision, regulatory compliance, and innovation, overseeing all aspects of operations including product development, market expansion, and institutional partnerships.

Jillian has a wealth of knowledge and has decades of experience with leading dynamic teams. She is a former sergeant in the U.S. Army Reserves, worked for the Nuclear Detection Office in Washington D.C., and holds a Master's Degree in Public Relations from the George Washington School of Political Management.

Jillian has also led/consulted several local, state, and federal political campaigns, including candidates such as former Congressional candidate Michel Faulkner, former Congressmen Chris Chocola, Steve Buyer, David Macintosh, Mike Pence, and former Governor Mitch Daniels, and many local level candidates.

She has extensive experience in Communications and Advertising through her work in Public Relations, Advertising, and Brand Management with Agencies such as LM&O in Washington D.C. and McFrank & Williams in New York City.

Christopher Burns has served as Chief Financial Officer of the Company since October 2022. He brings decades of experience as a chief operating officer and chief financial officer to oversee the Company's financial operations and strategy. As CFO, he serves as the company's senior financial executive responsible for managing financial reporting, financial planning, record-keeping, and data analysis. Prior to joining the Company, he developed significant experience as a business leader across industries and teams as President of Chief Financial & Operating Officer, LLC, since 2021.

Indemnification

Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has three classes of capital stock: Class A Common Stock, Class B Common Stock, and Preferred Stock.

The Company was incorporated on August 2, 2022 in the state of Delaware as Mehen Innovations Inc., and amended its charter to change its legal entity name to W3i Software Inc. on December 1, 2023. The Company subsequently amended and restated its charter to create the securities being offered. The total number of shares that the Company is authorized to issue is ten million (10,000,000), with a par value of $0.0001 per share.

The Company has issued the following outstanding Securities as of the date of this filing:

Type of security	Class B Common Stock, par value $0.0001 per share
Amount outstanding	3,389,581 shares
Voting Rights	Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

The company issued two SAFE Notes totaling $40,000 to two investors. Upon the successful completion of an equity financing pursuant to which the company issues and sells preferred stock at a fixed valuation, this debt will convert to equity at an 80% discount factor with a valuation cap of $5 million. The company also has $60,000 in debt to Jillian Plomin, who is providing an open-ended and unlimited personal loan commitment to the Company for whatever amount may be required to sustain its operations. This loan is made at a 0% interest rate and without a determined payment schedule.

Ownership

Below the beneficial owner of 20% percent or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, is listed along with the amount they own.

Name	No. and Class of Securities Now Held	Percentage of Voting Stock, Issued and Outstanding, Owned Prior to Offering
Jillian Plomin	2,500,000 shares of Class B Common Stock, par value $0.0001 per share	73.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

To date, the Company's funding has been comprised of $60,000 in capital from Jillian Plomin. This loan is made at a 0% interest rate and without a determined payment schedule. In addition, the Company has received investments in the form of simple agreements for future equity ("SAFE") notes totaling $40,000 from investors within the Cardano community.

A development grant of 800,000 ADA from Project Catalyst has been designated for the company, of which 475,000 ADA has been received.

After the offering, the Company will have enough liquidity and capital to execute its business plan for 2024.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds set forth above under "use of proceeds", an indispensable element of our business strategy. The

Offering proceeds will benefit our liquidity, as we currently have 170,000 ADA (converted to $65,500 USD) in cash on hand as of December 31, 2024, which will be augmented by the Offering proceeds and used to execute our business strategy. The Company also received an advance on the proceeds of the proposed Series A Preferred Stock financing by certain affiliates of Input Output Global, Inc. in the amount of $1,500,000 in February 2025.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Andrew Westberg joined the Company as Chief Technology Officer in September 2024.

On November 18, 2024, the Company announced with great sadness the untimely passing of its co-founder and President of the Company, Matthew Plomin, on November 14, 2024, due to health complications. The Company subsequently implemented pre-existing disaster recovery plans to address immediate operational needs, including a temporary pause on minting and burning. The Company resumed full operations in December 2024.

The Company has revised its pre-money valuation from $40,000,000 to $20,000,000 to reflect this material change in leadership and its impact on the Company's business, prospects, financial condition, cash flow, and results of operations.

The Company continues its strategy to focus on development of stablecoin-driven payment solutions in order to meet immediate market demand for DeFi products. The Company intends to tokenize its securities as part of its longer-term strategy.

In February 2025, the Company entered into a nonbinding term sheet with certain affiliates of Input Output Global, Inc. (the "Investor"), the blockchain engineering company responsible for building and developing the Cardano blockchain platform, for a proposed Series A Preferred Stock financing of $1,500,000 at a price of $1.00 per share (the "Financing"). The Investor also provided the Company with an advance on the proceeds of the Financing in February 2025. The proposed terms include customary preferred stock rights and preferences, including: (i) a liquidation preference with participation rights; (ii) protective provisions requiring preferred stockholder approval for certain corporate actions; (iii) the right of the Investor to designate one member of our Board; (iv) redemption rights exercisable after seven years; (v) weighted average anti-dilution protection; and (vi) registration rights and information rights. The Term Sheet also contemplates the Investor's right to purchase an additional $500,000 of preferred stock at a price of $1.00 per share within 18 months following closing.

The Company's principal office address is located at 1281 Win Hentschel Blvd. Suite 1300, West Lafayette, IN 47906.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achieving each step within the estimated time frame is realistic.

Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The Company's financial statements are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 123,400 Units of Class A Common Stock for up to $617,000. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 31st, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $617,000 (the "Maximum Amount"), and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established value criteria and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BankVista until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) related to the Offering prior to the Offering Deadline occurs, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the

Company upon a subsequent closing, and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5 % of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
The Class A Common Stock is as described in Exhibit B:
Articles of Incorporation, and Stockholder Resolution to amend

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.
TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE

COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.
EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Jillian Plomin is providing an open-ended and unlimited personal loan commitment to the Company for whatever amount may be required to sustain its operations. This loan is made at a 0% interest rate and without a determined payment schedule. As of the date of publication, the amount of this loan has reached $60,000.

Conflicts of Interest
To the best of our knowledge, the Company has not engaged in any transactions or relationships that may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

W3i Software Inc.

(Issuer)

Jillian Plomin

(Name)

Chief Executive Officer

(Title)

/s/ *Jillian Plomin*

(Signature)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jillian Plomin
_____
(Signature)

Jillian Plomin
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

May 7, 2025
_____
(Date)

/s/ Christopher Burns
_____
(Signature)

Christopher Burns
_____
(Name)

Chief Financial Officer and Secretary
_____
(Title)

May 7, 2025
_____
(Date)

I, Jillian Plomin), being the Chief Executive Officer of W3i Software Inc., a Delaware corporation(the "Company"), hereby certify as of this date that:

(i)   The accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2024, and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2024, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   The federal tax return information for the year ended December 31, 2024 in the Financial Statements accurately reflects the information reported in such tax returns.

/s/ Jillian Plomin
_____
(Signature)

Jillian Plomin
_____
(Name)

Chief Executive Officer
_____
(Title)

May 7, 2025
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Articles of Incorporation, and Stockholder Resolution to amend
Exhibit C   Video Transcript

EXHIBIT A – Financial Statements

Profit and Loss

W3i Software Inc.

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	2023	2024	TOTAL
Income			
Sales		140,733.23	140,733.23
Total for Income	0	140,733.23	$140,733.23
Cost of Goods Sold			
Cost of goods sold		10,945.00	10,945.00
Total for Cost of Goods Sold	0	10,945.00	$10,945.00
Gross Profit	0	129,788.23	$129,788.23
Expenses			
Advertising & marketing	759.78	15,398.93	16,158.71
Building & property rent		876.38	876.38
Contract labor		44,497.84	44,497.84
General business expenses			0
Bank fees & service charges	607.13	470.00	1,077.13
Total for General business expenses	607.13	470.00	$1,077.13
Interest paid			0
Credit card interest		314.76	314.76
Total for Interest paid	0	314.76	$314.76
Legal & accounting services			0
Accounting fees		750.00	750.00
Compliance Fees	227.25		227.25
Legal fees	18,569.00	30,876.38	49,445.38
Total for Legal & accounting services	18,796.25	31,626.38	$50,422.63
Meals		535.17	$535.17
Travel meals		292.76	292.76
Total for Meals	0	827.93	$827.93
Office expenses			0
Printing & photocopying	588.29		588.29
Shipping & postage	20.00	69.42	89.42
Software & apps	11,410.76	112,620.68	124,031.44
Total for Office expenses	12,019.05	112,690.10	$124,709.15
Taxes paid	20.00	225.00	245.00
Travel	11,396.84	31,641.57	43,038.41
Total for Expenses	43,599.05	238,568.89	$282,167.94
Net Operating Income	-43,599.05	-108,780.66	-$152,379.71
Other Income			
Cardano Grant	24,679.63	109,620.76	134,300.39
Total for Other Income	24,679.63	109,620.76	$134,300.39
Other Expenses			
Net Other Income	24,679.63	109,620.76	$134,300.39
Net Income	-18,919.42	840.10	-$18,079.32

Balance Sheet

W3i Software Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	2023	2024
Assets		
Current Assets		
Bank Accounts		
BUS COMPLETE CHK (4134) - 1	255.29	65,499.89
Total for Bank Accounts	**255.29**	**65,499.89**
Accounts Receivable		
Other Current Assets		
Total for Current Assets	**255.29**	**65,499.89**
Fixed Assets		
Other Assets		
Total for Assets	**255.29**	**65,499.89**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Credit Cards		
J. PLOMIN (1221) - 1	188.22	3,455.26
Total for Credit Cards	**188.22**	**3,455.26**
Other Current Liabilities		
Total for Current Liabilities	**188.22**	**3,455.26**
Long-term Liabilities		
Total for Liabilities	**188.22**	**3,455.26**
Equity		
Retained Earnings	-41,723.76	-60,643.18
Net Income	-18,919.42	840.10
Owner draws	-10,281.23	-10,435.31
Owner investments	70,991.48	132,283.02
Total for Equity	**67.07**	**62,044.63**
Total for Liabilities and Equity	**255.29**	**65,499.89**

EXHIBIT B – Articles of Incorporation, and Stockholder Resolution to amend

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

W3I SOFTWARE INC.

W3i Software Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Company**"), certifies that:

☑   The Company was originally incorporated under the name W3i Software Inc. and the Company's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 2, 2022.

☑   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law (the "**DGCL**"), and has been duly approved by the written consent of the stockholders of the Company in accordance with Section 228 of the DGCL.

☑   The text of the Company's Amended and Restated Certificate of Incorporation is amended and restated to read, in its entirety, as set forth in **Exhibit A** attached hereto.

IN WITNESS WHEREOF, W3i Software Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on December 19, 2024.

By: /s/ Jillian Plomin

Jillian Plomin

Chief Executive Officer

Exhibit A

ARTICLE I

The name of the corporation is W3i Software Inc. (the "**Company**").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 611 South DuPont Highway Suite 102, City of Dover, County of Kent, 19901. The name of the registered agent at such address is ZenBusiness Inc.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law ("**DGCL**"), as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The total number of shares of capital stock the Company has authority to issue is (i) 9,000,000 shares of Common Stock, par value $0.0001 per share ("**Common Stock**"), divided into two series, consisting of (a) 2,000,000 shares denominated "**Class A Common Stock**" and (b) 7,000,000 shares denominated "**Class B Common Stock**" and (ii) 1,000,000 shares of Preferred Stock, par value $0.0001 per share ("**Preferred Stock**").

As of the effectiveness of the filing of this Amended and Restated Certificate of Incorporation (the "**Effective Time**"), and without further action on the part of the Company or the holders of capital stock of the Company, including the holders of Common Stock of the Company, $0.0001 par value per share, issued and outstanding immediately prior to the Effective Time (the "**Prior Common Stock**"), (i) each share of the Prior Common Stock issued and outstanding or held by the Company in treasury immediately prior to the Effective Time shall be reclassified and changed automatically and without further action, into one (1) fully paid and nonassessable share of Class B Common Stock (the "**Reclassification**"). Any stock certificate that, immediately prior to the Effective Time, represented shares of Prior Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, be deemed to represent an equal number of shares of Class B Common Stock, without the need for surrender or exchange thereof. From the Effective Time, each outstanding right, option, or warrant to purchase shares of Prior Common Stock shall be deemed to represent a right, option, or warrant, as applicable, to purchase an equal number of shares of Class B Common Stock.

ARTICLE V

☐ **COMMON STOCK**

Unless otherwise indicated, references to "Sections" in this Article V, Part A refer to sections of this Article V, Part A. The terms and provisions of the Common Stock are as follows:

☐ **Definitions**. For purposes of this Amended and Restated Certificate of Incorporation, the following definitions shall apply:

1) "**Board of Directors**" shall mean the board of directors of the Company.

2) "**Class B Stockholder**" shall mean the initial registered holder or Permitted Transferee of any shares of Class B Common Stock that are originally issued by the Company as of the effectiveness of the Reclassification.

3) "**Common Stock**" shall mean collectively, the Class A Common Stock and the Class B Common Stock.

4) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Company by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries at a price no greater than cost upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Company in connection with the settlement of disputes with any stockholder provided that such repurchases are approved by the Board of Directors, and (iv) any other repurchase or redemption of capital stock of the Company approved by the holders of a majority of the voting power of the Common Stock (voting together as a single class) who are then providing services to the Company as officers or employees in good standing.

5) "**Final Conversion Date**" shall mean the first date on which the total voting power of all outstanding shares of Class B Common Stock represents less than 10% of the total voting power of the Company's outstanding capital stock.

6) "**Incapacity**" of a Class B Stockholder shall mean that such holder is incapable of managing his or her financial affairs under the criteria set forth in the applicable probate code or that such holder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can reasonably be expected to result in death within twelve (12) months or which has lasted or can reasonably be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner selected by such holder and reasonably acceptable to the Board of Directors. If such holder is incapable of selecting a licensed medical practitioner, then such holder's spouse shall make the selection on behalf of such holder, or in the absence or incapacity of such holder's spouse, such holder's adult children by majority vote shall make the selection on behalf of such holder, or in the absence of adult children of such holder or their inability to act by majority vote, a natural person then acting as the successor trustee of a revocable living trust which was created by such holder and which holds more shares of all classes of capital stock of the Company than any other revocable living trust created by such holder shall make the selection of such holder, or in the absence of any such successor trustee, the legal guardian or conservator or the estate of such holder shall make the selection on behalf of such holder. In the event of a dispute regarding whether a Class B Stockholder has suffered an Incapacity, no Incapacity of such holder will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made by a court of competent jurisdiction.

7) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification (for the avoidance of doubt, other than the Reclassification) or other similar event.

8) **"Transfer"** of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A **"Transfer"** shall also include, without limitation, (i) a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) and (ii) the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Class B Common Stock by proxy or otherwise; *provided*, *however*, that the following shall not be considered a **"Transfer"** within the meaning of this Section 1(h): (1) the grant of a proxy to officers or directors of the Company or to other persons approved by the Board of Directors at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders or pursuant to an action by stockholder written consent in lieu of a meeting; (2) entering into a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) or consummating the actions or transactions contemplated therein if such agreement or arrangement has been approved by the Board of Directors or (3) any sale, transfer or other disposition of Class B Common Stock approved by the Board of Directors.

9) **"Voting Control"** with respect to a share of capital stock or other equity interest, as applicable, shall mean the power (whether exclusive or shared and whether directly or indirectly) to vote or direct the voting of such share or other equity interest, as applicable, by proxy, voting agreement, or otherwise.

☐ **Conversion**

1) *Voluntary Conversion*. Each one (1) share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon notice to the Company in writing or by electronic transmission or, if the Company has a transfer agent, to the transfer agent of the Company or upon the time, or the happening of an event, specified in such notice.

2) *Automatic Conversion Upon Transfer*. Shares of Class B Common Stock shall automatically, without any further action, convert into an equal number of fully paid and nonassessable shares of Class A Common Stock upon a Transfer of such shares; *provided, however*, that no such automatic conversion shall occur in the case of (x) a Transfer of Class B Common Stock by a Class B Stockholder or such Class B Stockholder's Permitted Transferees to another Class B Stockholder or such Class B Stockholder's Permitted Transferees or (y) a Transfer of Class B Common Stock by a Class B Stockholder for tax or estate planning purposes to any of the persons or entities listed in clauses (i) through (v) below (each, a **"Permitted Transferee"** and such Transfer, a **"Permitted Transfer"**) and from any such Permitted Transferee back to such Class B Stockholder and/or any other Permitted Transferee of such original Class B Stockholder established by or for such Class B Stockholder:

   (i)   a trust for the benefit of (a) such Class B Stockholder or (b) persons other than the Class B Stockholder so long as, in the case of clause (b), the Class B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; *provided* such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class B Stockholder and, *provided, further*, that in the case of clause (b), in the event such Class B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

   (ii)   a trust under the terms of which such Class B Stockholder has retained a "qualified interest" within the meaning of Section 2702(b)(1) of the Internal Revenue Code and/or a reversionary interest so long as the Class B Stockholder has sole dispositive power and exclusive

Voting Control with respect to the shares of Class B Common Stock held by such trust; *provided* such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class B Stockholder; *provided, however*, that in the event such Class B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iii) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class B Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; *provided* that in each case such Class B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust, and *provided, further*, that in the event such Class B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iv) a corporation, partnership or limited liability company in which such Class B Stockholder directly, or indirectly through one or more Permitted Transferees, owns shares, partnership interests or membership interests, as applicable, with sufficient Voting Control in the corporation, partnership or limited liability company, as applicable, or otherwise has legally enforceable rights, such that the Class B Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership or limited liability company; *provided* such Transfer does not involve any payment of cash, securities, property or other consideration to the Class B Stockholder; *provided* that in the event such Class B Stockholder no longer owns sufficient shares, partnership interests or membership interests, as applicable, or no longer has sufficient legally enforceable rights to ensure the Class B Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership or limited liability company, as applicable, each share of Class B Common Stock then held by such corporation, partnership or limited liability company, as applicable, shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; or

(v) with respect to any Class B Stockholder that is not a natural person, a parent or subsidiary of the Class B Stockholder (a "**Class B Affiliate**"); *provided* that in the event such Class B Affiliate is no longer controlled by a parent or subsidiary of the Class B Stockholder, each share of Class B Common Stock then held by such Class B Affiliate shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

For the avoidance of doubt, to the extent any shares are deemed to be held by a trustee of a trust described in (i) or (ii) above, the Transfer shall be a Permitted Transfer and the trustee shall be deemed a Permitted Transferee so long as the other requirements of (i) or (ii) above, as the case may be, are otherwise satisfied.

3) *Automatic Conversion Upon Death or Incapacity of a Class B Stockholder*. Each one (1) share of Class B Common Stock held of record by a Class B Stockholder who is a natural person, or by such Class B Stockholder's Permitted Transferees, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death or Incapacity of such Class B Stockholder.

4) *Automatic Conversion of all Outstanding Class B Common Stock*. Each one (1) share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the date specified by affirmative vote of the holders of a majority of the voting power of the then outstanding shares of Class B Common Stock, voting as a single class.

5) *Automatic Conversion Upon Termination as a Service Provider*. Each one (1) share of Class B Common Stock held of record by a Class B Stockholder who is a natural person, or by such Class B Stockholder's Permitted Transferees, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock at such time that such Class B Stockholder ceases to provide services to the Company as an officer, director, employee, or consultant.

6) *Automatic Conversion Upon Final Conversion Date.* Each one (1) share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock at the close of business on the Final Conversion Date.

7) *Procedures*. The Company may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class stock structure, including the issuance of stock certificates with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Company as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class B Common Stock has not occurred, provided, that such policies and procedures shall not materially and adversely alter any of the rights of the stockholders under this Amended and Restated Certificate of Incorporation.

8) *Immediate Effect*. In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section 2, such conversion(s) shall be deemed to have been made at the time that the Company or its transfer agent receives the notice required pursuant to Section 2(a), upon the date specified pursuant to Section 2(d), the time that the Transfer of such shares occurred, the time of the death or Incapacity of the Class B Stockholder or the time that the Class B Stockholder ceases to provide services to the Company, as applicable. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of shares of Class B Common Stock shall cease and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued, if any, shall be treated for all purposes as having become the record holder or holders of such number of shares of Class A Common Stock into which such shares of Class B Common Stock were convertible. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section 2 shall be retired and may not be reissued.

☐ **Reservation of Stock Issuable Upon Conversion**. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock solely for the purpose of effecting the conversion of the shares of Class B Common Stock such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Class B Common Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose.

☐ **Voting**.

1) *Class Voting.* Except as otherwise expressly provided herein or as required by law, the holders Class A Common Stock and Class B Common Stock shall vote together and not as separate classes on all matters submitted to a vote or for the consent of the stockholders of the Company.

2) *Voting Powers.* Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share thereof held as of the applicable record date, and each holder of shares of Class B Common Stock shall be entitled to ten (10) votes

for each share thereof held as of the applicable record date on any matters submitted to a vote or for the consent of the stockholders of the Company.

3)   *Adjustment in Authorized Common Stock or Preferred Stock.* Except as otherwise may be expressly provided by the terms of any series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock (including, for the avoidance of doubt, the authorized shares of the Class A Common Stock or the Class B Common Stock) may be increased or decreased (but not below the number of shares of Common Stock or Preferred Stock then outstanding, as applicable) by an affirmative vote of the holders of a majority of the total voting power represented by the outstanding capital stock of the Company entitled to vote thereon (voting together as a single class on an as-converted basis), and without a separate class vote by the Common Stock or Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

☐   **Identical Rights**. Except as otherwise expressly provided herein or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:

(i)   *Dividends and Distributions.* Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any Distribution paid or distributed by the Company, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the then outstanding shares of Class B Common Stock and by the affirmative vote of the holders of a majority of the then outstanding shares of Class A Common Stock, each voting separately as a class; *provided, however*, that in the event a Distribution is paid in the form of Class A Common Stock or Class B Common Stock (or rights to acquire such stock), then holders of Class A Common Stock shall receive Class A Common Stock (or rights to acquire such stock, as the case may be) and holders of Class B Common Stock shall receive Class B Common Stock (or rights to acquire such stock, as the case may be).

(ii)   *Subdivision or Combination or Other Recapitalization.* If the Company in any manner effects a Recapitalization, the then outstanding shares of Class A Common Stock and Class B Common Stock shall be treated equally, provided that if the Company in any manner subdivides or combines the then outstanding shares of Class A Common Stock or Class B Common Stock, the then outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of Class B Common Stock, each voting as a separate class.

(iii)   *Equal Treatment in a Dissolution, Liquidation or Winding Up.* In connection with any liquidation, dissolution or winding up of the Company, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Company, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of Class B Common Stock, each voting separately as a class. Any merger or consolidation of the Company with or into any other entity shall require approval by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class B Common Stock, each voting separately as a class, unless (i) the shares of Class A Common Stock and Class B Common Stock remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Class A Common Stock and Class B Common Stock, respectively.

☐ **PREFERRED STOCK**

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE VI

1.   **General Powers.** The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

2.   **Number of Directors; Term; Election.**

(a)   The number of directors that constitute the whole Board of Directors shall be fixed exclusively by resolution of the Board of Directors.

(b)   The directors shall be elected as follows:

(i)   For so long as a minimum of 10,000 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Class A Common Stock are outstanding, one (1) director (the "**Class A Director**") shall be elected by the holders of a majority of all of the outstanding shares of Class A Common Stock voting as a separate series.

(ii)   Any remaining directors (each, an "**At-Large Director**" and collectively, the "**At-Large Directors**") shall be elected by the holders of a majority of the voting power of the outstanding shares of Class B Common Stock, voting as a separate series.

(c)   Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

(d)   Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors shall be filled only by a majority vote of the directors then in office, and not by stockholders.

3.   **Removal**.

(a)   If at any time there are fewer than 10,000 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Class A Common Stock outstanding (i) the right of the holders of the shares of Class A Common Stock to elect the Class A Director will terminate, (ii) a voting shift shall be effected, the Class A Director shall cease to be qualified and the term of office of the Class A Director will automatically terminate, and (iii) the authorized number of directors shall be reduced by one. In addition, the Class A Director may be removed by vote or written consent of a majority of the shares of Class A Common Stock then outstanding, voting as a separate series.

(b)   The At-Large Directors may be removed by vote or written consent of the holders of a majority of the voting power of the shares of Class B Common Stock outstanding, voting as a separate series.

4.   **California General Corporation Law.** To the extent that Sections 502, 503 or 506 of the California General Corporation Law apply to the Company, the holders of Preferred Stock expressly waive their rights, if any, as described in Sections 502, 503 and 506 of the California General Corporation Law as they might apply to the Company. Notwithstanding the foregoing, the Company does not make any admission or concede in any way that such sections of the California General Corporations Law currently or in the future may apply to the Company.


ARTICLE VII


1.   **Action by Written Consent of Stockholders**. Any action required by the DGCL to be taken at any annual or special meeting of stockholders of the Company, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

2.   **Special Meetings**. Except as otherwise may be expressly provided by the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Board of Directors, the chairperson of the Board of Directors, the chief executive officer or the president (in the absence of a chief executive officer), and the ability of the stockholders to call a special meeting is hereby specifically denied.

3.   **Advance Notice of Stockholder Business**. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws of the Company.

4.   **No Cumulative Voting**. No stockholder will be permitted to cumulate votes at any election of directors.


ARTICLE VIII


To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

The Company shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

The Company elects not to be governed by Section 203 of the DGCL.

ARTICLE XI

Except as provided in ARTICLE VIII and ARTICLE IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; *provided*, that, notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding voting securities of the Company, voting together as a single class, shall be required to amend, alter, change or repeal any provision of this Amended and Restated Certificate of Incorporation.

Notwithstanding any provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Company or any provision of law that might otherwise permit a lesser vote, the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding voting securities of the Company, voting together as a single class, shall be required for the stockholders of the Company to amend, alter, change or repeal any provision of the Bylaws of the Company.

W3i Software Inc.

**Action by Written Consent of
the Stockholders in Lieu of a Meeting**

The undersigned, being the holders of a majority of the outstanding capital stock (the "***Majority Stockholders***") of Mehen Innovations Inc., a Delaware corporation (the "***Corporation***"), pursuant to the provisions of Section 228 of the Delaware General Corporation Law (the "***DGCL***"), do hereby consent that the recitals and resolutions set forth on **Annex I** hereto shall be deemed to be adopted to the same extent and to have the same force and effect as if such recitals and resolutions were adopted by the vote of holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a special meeting of the stockholders of the Corporation duly called and held for the purposes of acting upon proposals to adopt such recitals and resolutions.

A copy of this Action by Written Consent that is signed and delivered by telecopy or other facsimile transmission or other electronic signature shall constitute an original, executed written consent.

Dated: June 20, 2024

STOCKHOLDERS:

___/s/ Jillian Plomin_____
Jillian Plomin

Action by Written Consent of
the Stockholders in Lieu of a Meeting

Authorization and Approval of Common Stock and Preferred Stock

Resolved, that it is in the best interests of the Corporation to create two classes of stock, consisting of common stock and preferred stock;

Further Resolved, that it is in the best interests of the Corporation to divide the common stock into two series, designated as Class A common stock and Class B common stock;

Further Resolved, that the Majority Stockholders hereby approve the creation of the following classes and series of stock:

1. **Common Stock**: The Corporation is hereby authorized to issue 9,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), which shall be divided into two series:

a. Class A Common Stock: 2,000,000 shares authorized (the "**Class A Common Stock**")

b. Class B Common Stock: 7,000,000 shares authorized (the "**Class B Common Stock**")

2. **Preferred Stock**: The Corporation is hereby authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**");

Further Resolved, that the rights, preferences, privileges, and restrictions granted to and imposed upon each of the Common Stock and Preferred Stock shall be as set forth in the form of Amended and Restated Certificate of Incorporation, attached hereto as **Exhibit A** (the "**Amended Certificate**"); and

Further Resolved, that any duly-authorized officer of the Corporation (each, a "**Designated Officer**") is authorized and directed, for and on behalf of the Corporation, to take such further action and execute such additional documents and filings as each may deem necessary or appropriate to carry out the purposes of the foregoing resolutions.

Approval of Amended and Restated Certificate of Incorporation

Whereas, the certificate of incorporation for the Corporation, formerly Mehen Innovations Inc., was filed with the Secretary of State of Delaware effective August 2, 2022; and

Whereas, the Corporation filed a certificate of amendment of certificate of incorporation, effective December 1, 2023, to change the Corporation's name from Mehen Innovations Inc. to W3i Software Inc.;

Resolved, that it is in the best interests of the Corporation to approve, adopt, and file the Amended Certificate, in furtherance of the foregoing resolutions;

Further Resolved, that in furtherance of the foregoing resolutions to authorize the Common Stock and Preferred Stock, the Majority Stockholders hereby authorize and approve the Amended Certificate;

Further Resolved, that the Designated Officers are authorized and directed, for and on behalf of the Corporation, to file the Amended Certificate with the Secretary of State of Delaware; and

Further Resolved, that the Designated Officers are authorized and directed, for and on behalf of the Corporation, to take such further action and execute such additional documents and filings as each may deem necessary or appropriate to carry out the purposes of the foregoing resolutions.

Approval of Reclassification

Whereas, immediately prior to the effectiveness and filing of the Amended Certificate (the "*Effective Time*"), the total shares of capital stock that the Corporation has the authority to issue is 10,000,000 shares of common stock, par value $0.0001 per share (the "*Prior Common Stock*").

Resolved, that it is in the best interests of the Corporation for each share of Prior Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time to be reclassified and changed automatically and without further action, into one (1) fully paid and nonassessable share of Class B Common Stock.

Further Resolved, that as of the Effective Time, each share of Prior Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time shall be reclassified and changed automatically and without further action, into one (1) fully paid and nonassessable share of Class B Common Stock (the "*Reclassification*");

Further Resolved, that any stock certificate that, immediately prior to the Effective Time, represented shares of Prior Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, be deemed to represent an equal number of shares of Class B Common Stock, without the need for surrender or exchange thereof;

Further Resolved, that from the Effective Time, each outstanding right, option, or warrant to purchase shares of Prior Common Stock shall be deemed to represent a right, option, or warrant, as applicable, to purchase an equal number of shares of Class B Common Stock; and

Further Resolved, that the Designated Officers are authorized and directed, for and on behalf of the Corporation, to take such further action and execute such additional documents and filings as each may deem necessary or appropriate to carry out the purposes of the foregoing resolutions.

Offering under Regulation Crowdfunding

Resolved, that it is in the best interests of the Corporation to offer for sale, and to sell, shares of Class A Common Stock, in an offering intended to be exempt from registration under the Securities Act of 1933, as amended (the "*Securities Act*") pursuant to Regulation Crowdfunding (the "*Offering*");

Further Resolved, that in connection with the Offering, the Designated Officers be, and each of them acting individually hereby is, authorized and directed in the name and on behalf of the Corporation to prepare and deliver, or cause to be prepared and delivered, an offering statement on Form C (the "*Form C*") relating to the Offering, including any revisions thereof and amendments and supplements thereto containing such information and including any and all exhibits and other documents relating thereto, and to prepare and deliver, or cause to be prepared and delivered, any other certificates, instruments, papers and other documents, and to take any and all such further action, as may be deemed necessary, appropriate or desirable by any Designated Officer of the Corporation in connection with the foregoing;

Further Resolved, that the form, terms and provisions of the Form C to be executed, delivered and filed with the United States Securities and Exchange Commission (the "*SEC*") substantially in the form attached hereto as **Exhibit B** be, and the same hereby are, approved, and the Designated Officers be, and each of them individually hereby is, authorized and directed, for and on behalf of the Corporation, to execute, deliver and file the Form C with the SEC with such modifications, amendments or changes therein as the Designated Officer executing the same may approve, such approval and the approval thereof by the Majority Stockholders, to be conclusively established by such execution, delivery and filing;

Further Resolved, that the Designated Officers are authorized and directed, for and on behalf of the Corporation, to engage ChainRaise Portal LLC, an SEC/FINRA reporting Funding Portal, to facilitate the Offering;

Further Resolved, that the price of each share of Class A Common Stock to be offered for sale in the Offering is hereby set at $5.00 per share;

Further Resolved, that maximum aggregate amount of securities authorized to be sold under the Offering is $617,000; and

Further Resolved, that the Designated Officers are authorized and directed, for and on behalf of the Corporation, to take such further action and execute such additional documents and filings as each may deem necessary or appropriate to carry out the purposes of the foregoing resolutions.

General Authorizing Resolutions

Resolved, that the undersigned hereby consent to the foregoing resolutions and directs that this Written Consent be filed with the minutes of the proceedings of the stockholders of the Company and said resolutions shall have the same force and effect as if they were adopted at a meeting at which the undersigned were personally present.

* * * * *

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

EXHIBIT B

OFFERING STATEMENT ON FORM C

[Provided separately.]

EXHIBIT C – Video Transcript

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